EXHIBIT 99.1

July 30, 2018	Trading Symbol: TSX Venture – CLH

Coral Announces Normal Course Issuer Bid and Appointment of New Director

Coral Gold Resources Ltd. (TSX-V – CLH; “Coral” or the “Company”) announces that the TSX Venture Exchange (“TSX-V”) has accepted for filing Coral’s Notice for its normal course issuer bid (the “Bid”) to be transacted through the facilities of the TSX-V.

Pursuant to the Bid, Coral may purchase up to 3,938,462 common shares, which represents approximately 10% of the total current public float (being the total issued shares, less shares held by insiders, and their associates and affiliates). Purchases will be made at the discretion of Coral at prevailing market prices, for a 12 month period. Coral intends to hold all shares acquired under the Bid for cancellation. The funding for any purchase pursuant to the Bid will be financed out of the unallocated working capital of the Company.

The Board of Directors believes the underlying value of the Company may not be reflected in the current market price of the Company’s common shares, and the Board has determined that the Bid is in the best interests of the Company and its shareholders.

David Wolfin, Coral’s Chief Executive Officer commented, “Coral recently completed the Normal Course Issuer Bid (“NCIB”) on June 30, 2018 to acquire and cancel 2,025,000 of its common shares. The Management is of the view that the current market price of the common shares after the June 30, 2018 NCIB is still undervalued, and therefore another round of NCIB is a prudent use of Coral’s cash.”

Appointment of New Director

Coral is pleased to announce that Mr. Russell (Rusty) Price has joined the Company’s Board of Directors as an independent Director effective July 23, 2018.

Mr. Price is a Senior Account Executive and Resource Specialist at Nelson Securities Inc., Spokane, WA and licensed professional geologist. He has been involved in the resource industry for over 40 years; the last 30 years as a broker, analyst, and member of the NSI investment policy committee. He has been a major contributor in the management, exploration, and development of multiple successful public and private mining ventures. Mr. Price brings with him extensive experience in all phases of the mine formation process including discovery, delineation, development, start-up, and finance. He holds a B.Sc. Geology from the University of Idaho: College of Mines and Earth Resources.

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About Coral Gold Resources Ltd.

Coral Gold Resources is a precious metals exploration company, where it has explored one of the world’s richest gold districts in Nevada for over 30 years. The Company's primary asset is a sliding scale net smelter returns production royalty on Barrick’s Robertson Property in Nevada. The Company also holds a portfolio of strategically-located exploration projects near Barrick’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend. Our overall objective is to generate long-term wealth for shareholders.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin,

President & Chief Executive Officer

Coral Gold Resources Ltd.

NEITHER THE TSX VENTURE EXCHANGE, NOR ITS REGULATION SERVICE PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

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